SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                       (Amendment No. _______________){1}

                       Lexington Healthcare Group, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  52909K 10 8
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               Stephen Zamansky
                            Day, Berry & Howard LLP
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                          May 22, 1997 and April 1, 1998
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box /   /.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 11 Pages)

**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                                              Page 2 of 11 Pages
CUSIP No. 52909K 10 8                 13D

  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Jack Friedler, Harry Dermer and Mary Archambault, as a group

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X /
                                                                  (b) / /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO, PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            2,772,000 shares (see Item 5)
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               2,772,000 shares (see Item 5)

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,000 shares (see Item 5)

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           67.2%

 14        TYPE OF REPORTING PERSON*
           OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages
CUSIP No. 52909K 10 8                 13D

  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Jack Friedler

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X /
                                                                  (b) / /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            2,026,500 shares (see Item 5)
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               2,026,500 shares (see Item 5)

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,026,500 shares (see Item 5)

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.1%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages
CUSIP No. 52909K 10 8                13D

  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Harry Dermer

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X /
                                                                  (b) / /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO, PF

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            685,500 shares (see Item 5)
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               685,500 shares (see Item 5)

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,500 shares (see Item 5)

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.6%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages
CUSIP No. 52909K 10 8               13D

  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Mary Archambault

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X /
                                                                  (b) / /
  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)                                          /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                  7    SOLE VOTING POWER
  NUMBER OF            60,000 shares (see Item 5)
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               60,000 shares (see Item 5)

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000 shares (see Item 5)

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.5%

 14        TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Lexington Healthcare Group, Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at 1577 New Britain Avenue, Farmington, Connecticut, 06032.

Item 2.   Identity and Background

     This Statement is being filed by Jack Friedler, Harry Dermer and Mary Archambault (together, the "Filing Persons").

     Mr. Friedler resides at 4747 Collins Avenue, Miami Beach, Florida 33140. Mr. Friedler is the Chief Executive Officer and Chairman of the Board of Directors of the Company, a nursing home company providing long-term and subacute care.

     Mr. Dermer resides at 725 Town Hill Road, New Hartford, Connecticut 06057. Mr. Dermer is the President, Chief Operating Officer and a Director of the Company.

     Ms. Archambault resides at 230 Geraldine Drive, Coventry, Connecticut 06238. Ms. Archambault is the President of BALZ Medical Services, Inc. ("BALZ"), an institutional supplier of healthcare products and supplies, and a subsidiary of the Company, located at 362 Industrial Park Road, Middletown, Connecticut 06457. Ms. Archambault is also an Executive Vice President and Secretary of the Company.

     During the past five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the Filing Persons is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     On or about May 13, 1997, Mr. Friedler acquired 1,846,500 shares of Common Stock from the Company in exchange for a 75% interest in Lexington Health
Care Group, LLC (a nursing home company) owned by Mr. Friedler and his wife. On May 22, 1997, Mr. Friedler acquired 108,000 shares of Common
Stock from the Company in exchange for his 25% interest in Professional
Relief Nurses, Inc. (a provider of home nursing services) and 72,000 shares of Common Stock from the Company in exchange for his 24% interest in BALZ.

     On or about May 13, 1997, Mr. Dermer acquired 615,500 shares of Common Stock from the Company in exchange for his 25% interest in Lexington Health Care Group, LLC. On May 22, 1997, Mr. Dermer acquired 60,000 shares of Common
Stock from the Company in exchange for his 20% interest in BALZ.  On July
25, 1997, Mr. Dermer purchased 10,000 shares of Common Stock in open market transactions at a purchase price of $3.75 per share. The funds used to purchase such shares were Mr. Dermer's personal funds.

     On May 22, 1997, Ms. Archambault acquired 60,000 shares of Common Stock from the Company in exchange for her 20% interest in BALZ.

Item 4.   Purpose of Transaction.

     The Filing Persons acquired all of the shares of Common Stock owned by them for investment purposes. The Filing Persons currently are considering selling all of the shares of Common Stock owned by them in a single private transaction, and are jointly investigating and negotiating such a sale. If such a sale occurs, any or all the Filing Persons may resign from their current positions as officers and directors of the Company. Based on the availability of such a transaction, the terms upon which such transaction may be effected, the Filing Persons' ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the Filing Persons, offers for their shares of Common Stock, general economic conditions and other future developments, each of the Filing Persons reserves the right to change his or her plans and intentions at any time, as he or she deems appropriate. In particular, each Filing Person may, subject to the restrictions discussed in Item 6 below, decide to sell or seek the sale of all or part of his or her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. Each of the Filing Persons also may decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, Mr. Friedler beneficially owns 2,026,500 shares of Common Stock, representing approximately 49.1% of the shares of Common Stock outstanding, Mr. Dermer beneficially owns 685,500 shares of Common Stock, representing approximately 16.6% of shares of Common Stock outstanding, and Ms. Archambault beneficially owns 60,000 shares of Common Stock, representing approximately 1.5% of the shares of Common Stock outstanding. Together, the Filing Persons beneficially own 2,772,000 shares of Common Stock, representing approximately 67.2% of the shares of Common Stock outstanding. As a result of certain activities and agreements described in Item 6 below, the Filing Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13d-5(b)(1) thereunder. Each Filing Person disclaims beneficial ownership of the shares of Common Stock owned by each of the other Filing Persons and, pursuant to Rule 13d-4 under the Exchange Act, expressly declares that the filing of this statement shall not be construed as an admission that he or she is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of such shares.

     As of the date hereof, Mr. Friedler and Mr. Dermer each owns options to purchase 60,000 shares of Common Stock and Ms. Archambault owns options to purchase 40,000 shares of Common Stock. The options are not currently exercisable and are not due to become exercisable within the next 60 days. The options are therefore not included in the shares of Common Stock reported to be beneficially owned by the Filing Persons. However, as discussed in Item 6 below, all such options will vest and become exercisable upon a person or group becoming, or obtaining the right to become, the beneficial owner of 30% or more of the outstanding voting securities of the Company. Mr. Friedler, acting either alone or together with the other Filing Persons, could cause such an event to occur by selling a sufficient amount of his shares of Common Stock to a single person or group.

     (b) Except as otherwise described in Item 6 below, each Filing Person has the sole power to vote and to direct the vote and the sole power to dispose and to direct the disposition of the shares of Common Stock beneficially owned by him or her.

     (c) Except as set forth in Item 3 above, no transactions in the Common Stock were effected by the Filing Persons since the Company's formation.

     (d) No other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Filing Persons currently are considering selling all of the shares of Common Stock owned by them in a single private transaction. While there is no formal agreement among the Filing Persons and the Filing Persons are not obligated to effect such a sale or to act in concert, the Filing Persons are jointly investigating and negotiating such a sale and have jointly engaged legal counsel to assist them in connection therewith.

     Mr. Friedler, Mr. Dermer and the Company are parties to a Stockholders Agreement dated as of October 30, 1996 (the "Stockholders Agreement"), relating to the shares of Common Stock owned by Mr. Friedler and Mr. Dermer. The Stockholders Agreement provides that Mr. Friedler and Mr. Dermer may not transfer, sell, distribute or otherwise dispose of such shares except (i) in a public offering or ordinary brokerage transaction in accordance with Rule 144 under the Securities Act of 1933, as amended, (ii) as a gift to certain family members, (iii) upon the transferor's death or (iv) in a private sale transaction. If Mr. Friedler or Mr. Dermer proposes to sell any of the shares of Common Stock covered by the Stockholders Agreement in a private sale transaction, the other stockholder will have (i) the right of the first refusal to purchase such shares on the proposed terms and (ii) the right to participate in such sale on a pro rata basis in proportion to the number of shares of Common Stock subject to the Stockholders Agreement owned by him. Mr. Friedler and Mr. Dermer also have agreed in the Stockholders Agreement to vote for the election of the other, or his designee, as a director of the Company and to take other reasonable action to provide that each of Mr. Friedler and Mr. Dermer, or their designees, are elected as directors of the Company.

     The foregoing description of the Stockholders Agreement is subject to, and is qualified in its entirety by reference to, the Stockholders agreement, which is filed as an exhibit to this Statement on Schedule 13D.

     Each of the Filing Persons has executed a letter agreement (each, a "Lock-Up Agreement" and, collectively, the "Lock-Up Agreements") to Mason Hill & Co., Inc., dated May 16, 1997, in connection with the initial public offering of the Company's Common Stock. Pursuant to the Lock-Up Agreements, each of the Filing Persons has agreed that, prior to May 14, 1999, he or she will not sell, assign, pledge, hypothecate or otherwise dispose of any shares of Common Stock or other securities of the Company owned by him or her, or subsequently acquired through the exercise or issuance of any options, warrants or rights, split or other distribution of stock, or grant of options, rights or warrants with respect to any such shares of Common Stock, without the prior written consent of Mason Hill & Co., Inc., provided, however, that the Filing Persons can transfer any of such securities without such consent in a private transfer if the transferee agrees to be bound by an identical lock-up provision.

     The foregoing description of the Lock-Up Agreements is subject to, and is qualified in its entirety by reference to, the form of Lock-Up
Agreement, which is filed as an exhibit to this Statement on Schedule 13D.

     Pursuant to the Lexington Healthcare Group, Inc. 1997 Stock Option
Plan (the "Stock Option Plan") and Option Agreements, dated December 17,
1997, between the Company and each of the Filing Persons (collectively, the "Option Agreements"), the Company has granted options to purchase
60,000 shares of Common Stock to each of Mr. Friedler and Mr. Dermer and options to purchase 40,000 shares of Common Stock to Ms. Archambault.
Except as provided below, the options will vest and become exercisable as to one-third of the shares of Common Stock covered thereby annually, commencing on December 17, 1998, if the option holder is an employee of the Company on such date. The options are not transferrable, have an exercise price of $2.625 per share and will expire on the earlier of December 16, 2003, or three months after termination of the optionee's employment with the Company.

     Each of the Option Agreements provides that all of the options granted thereunder will vest and become immediately exercisable on the date immediately preceding a change of control, as defined in such agreements. As defined, a change of control includes, among other things, any person or group becoming, or obtaining the right to become, the beneficial owner of 30% or more of the Company's outstanding voting securities. Mr. Friedler, acting either alone or together with the other Filing Persons, could cause a change of control to occur by selling a sufficient number of shares of Common Stock to a single person or group.

     The foregoing description of the Stock Option Plan, the Option Agreements and the options granted to the Filing Persons thereunder is subject to, and is qualified in its entirety by reference to, the Stock Option Plan and the Option Agreements, which are each filed as exhibits to this Statement on Schedule 13D.

     Except as described in this Statement on Schedule 13D, none of the Filing Persons knows of any contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     (1)  Joint Filing Agreement.

     (2)  Stockholders Agreement.

     (3)  Form of Lock-Up Agreement.

     (4)  Stock Option Plan.

     (5) Option Agreement, dated December 17, 1997, between the Company and Jack Friedler.

     (6) Option Agreement, dated December 17, 1997, between the Company and Harry Dermer.

     (7) Option Agreement, dated December 17, 1997, between the Company and Mary Archambault.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    May 13, 1998



                                        /s/ Jack Friedler
                                        Jack Friedler




                                        /s/ Harry Dermer
                                        Harry Dermer



                                        /s/ Mary Archambault
                                        Mary Archambault